

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

Via E-mail
Mr. Simon Y. Leung
Senior Vice President and General Counsel
SYNNEX Corporation
44201 Nobel Drive
Fremont, California 94538

> Re: **SYNNEX Corporation**
>   **Schedule TO-I**
>   **Filed April 16, 2013**
>   **File No. 005-80473**

Dear Mr. Leung:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

1.   We note that the issuer considers Item 13 of Schedule TO to be inapplicable. The subject class of notes could be considered a class of equity for which a reporting obligation might exist under Exchange Act Section 15(d). See Rule 3a11-1. Please advise us of the basis for the issuer's apparent belief that Rule 13e-3 is inapplicable to the put option tender offer. To the extent that the issuer is subject to reporting obligations under Section 15(d) but seeks to rely upon the exemption in Rule 13e-3(g)(4), please provide us with a brief legal analysis in support of the availability of such exemption given that the note holders are being asked to make an investment decision.

Company Notice to Holders of 4.0% Convertible Senior Notes due 2018

2.   We note the disclosure that the issuer will redeem all of the outstanding notes on May 20, 2013, which is four business days after the put option tender offer's expiration date. Please advise us, with a view toward revised disclosure, what consideration has been given to the application of Rule 13e-4(f)(6) to the contemplated redemption.

Important Information Concerning the Put Option, page 5

3.   We note the disclosure on page 9 that "all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties." Similar disclosure appears on page 10, concerning the right of withdrawal. Please revise this disclosure to indicate that tendering security holders may challenge the issuer's determinations in a court of competent jurisdiction.

Press Release dated April 16, 2013

4.   The safe harbor provisions in the Private Securities Litigation Reform Act of 1995 are, by their terms, not available for statements made in connection with a tender offer. See to Securities Act Section 27A(b)(2)(C) and Exchange Act Section 21E(b)(2)(C). Please refrain from making further references to the Act or its safe harbor provisions in any future press releases or other communications relating to this offer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peggy Kim, Special Counsel, at (202) 551-3411 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
        Gabriella A. Lombardi, Esq.
        Pillsbury Winthrop Shaw Pittman LLP